UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___*)


                            Badger Paper Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    056543101
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 8, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------
   CUSIP No. 056543101
--------------------------------

================================================================================
        NAME OF REPORTING PERSONS
    1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark D. Burish
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
        (SEE INSTRUCTIONS)                                               (b)|X|

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
      NUMBER OF
                             129,907
       SHARES          ---------------------------------------------------------
                       6     SHARED VOTING POWER
    BENEFICIALLY
                             1400
      OWNED BY         --------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER
        EACH
                             28,859
     REPORTING         ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
       PERSON
                             102,448
        WITH
--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        131,307
--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                        [ ]

--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.5%
--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================

--------------------------------
   CUSIP No. 056543101
--------------------------------

================================================================================
        NAME OF REPORTING PERSONS
    1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Donna M. Burish
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
        (SEE INSTRUCTIONS)                                               (b)|X|

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
      NUMBER OF
                             11,550
       SHARES          ---------------------------------------------------------
                       6     SHARED VOTING POWER
    BENEFICIALLY
                             0
      OWNED BY         --------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER
        EACH
                             11,550
     REPORTING         ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
       PERSON
                             101,048
        WITH
--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        112,598
--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                        [ ]

--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.6%
--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================

--------------------------------
   CUSIP No. 056543101
--------------------------------


Item 1(a).     Name of Issuer:
----------     ---------------

               Badger Paper Mills, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------

               200 West Front Street
               Peshtigo, Wisconsin 54157-0149

Item 2(a).     Name of Person Filing:
----------     ---------------------

               This statement is filed on behalf of Mark D. Burish and Donna M. Burish.

Item 2(b).     Address of Principal Business Office or, if none, Residence:
----------     ------------------------------------------------------------

               Mark D. Burish                        Donna M. Burish
               Hurley, Burish & Milliken S.C.        352 Brown Avenue South
               301 North Broom Street                Peshtigo, Wisconsin 54157
               Madison, WI  53703

Item 2(c).     Citizenship:
----------     -----------

               Mark D. Burish and Donna M. Burish are United States citizens.

Item 2(d).     Title of Class of Securities:
----------     -----------------------------

               Common Stock.

Item 2(e).     CUSIP Number:
----------     ------------

               056543101

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
-------        ---------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               Not applicable.

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   CUSIP No. 056543101
--------------------------------


Item 4.   Ownership (as of February 14, 2002)
-------   -----------------------------------
          (a)-(c) Information concerning the amount and percentage of shares of the Issuer's Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Issuer's Common Stock outstanding as of February 14, 2002.

                                                                                       Percentage of
                                    Sole                      Shared       Aggregate    Outstanding
                      Sole       Dispositive  Shared Voting  Dispositive   Beneficial  Shares of Common
Reporting Person   Voting Power     Power        Power         Power       Ownership       Stock
--------------------------------------------------------------------------------------------------------
Mark D. Burish       129,907       28,859         1,400       102,448       131,307(1)      6.5%
Donna M. Burish      11,550        11,550          0          101,048       112,598(2)      5.6%

---------------
(1) Includes 101,048 shares held by the Survivor's Trust, effective December 8, 1999 (the "Trust"), of which Mark D. Burish is sole trustee, 28,859 shares held individually by Mr. Burish, and 1400 shares held individually by Mr. Burish's spouse and children of which Mr. Burish shares voting and dispositive power, but disclaims beneficial ownership.
(2) Includes 101,048 shares held by the Trust for which Donna M. Burish has complete withdrawal rights, and 11,550 shares held individually by Ms. Burish.

Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------
             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------
             Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
------       ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company.
             ------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------

             Not applicable.

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   CUSIP No. 056543101
--------------------------------


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
--------

Exhibit 1     Schedule 13G Joint Filing Agreement


                                    SIGNATURE


          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 1, 2002

                                        /s/ Mark D. Burish
                                        ----------------------------------------
                                        Mark D. Burish


                                        /s/ Donna M. Burish
                                        ----------------------------------------
                                        Donna M. Burish